Exhibit 21

LIST OF SUBSIDIARIES

Name	Jurisdiction of Organization
Three-Five Systems Limited	United Kingdom

Three-Five Systems Pacific, Inc.	Philippines

Three-Five Systems (Beijing) Co., Ltd.	Peoples Republic of China

TFS Electronic Manufacturing Services, Inc.	Washington

TFS-DI, Inc.	Arizona

TFS International, Ltd.	Bermuda

TFS International II, Ltd.	Bermuda

TFS Electronic Manufacturing Services Sdn. Bhd.	Malaysia